August 10, 2021

VIA EDGAR

Mary Mast

Angela Connell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re: Heron Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 001-33221

Ladies and Gentlemen:

We are in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 15, 2021 (the “Letter”) to Ms. Lisa Peraza, Vice President, Chief Accounting Officer of Heron Therapeutics, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on February 24, 2021.

Each of your comments in the Letter is set forth below in italics, followed by our response in ordinary type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Management's Discussion and Analysis

Results of Operations

Net Product Sales, page 71

1.

Net product sales decreased from $146.0 million in 2019 to $88.6 million in 2020, of which $44.4 million related to a decline in CINVANTI net product sales and $13.0 million related to the decline in SUSTOL net product sales. You state that the decrease in CINVANTI net product sales was due to the impact of generic arbitrage and the decrease in SUSTOL sales was due to the discontinuation of discounting. Please tell us and consider revising in future filings to clarify the following:

Company’s Response:

We acknowledge the Staff’s comment. In response thereto, the Company provides the Staff with the information below. As more specifically described below, we further advise the Staff that in future filings with the Commission, we plan to expand certain aspects of our disclosure.

•	what you mean by generic arbitrage and how that contributed to the decline in net product sales,

Company’s Response:

The Centers for Medicare and Medicaid Services reimbursement rates for any buy-and-bill products are based on the Average Selling Price (“ASP”) of that product, including any generic products with the same J-code, plus 6%. ASP is based on a historical four-quarter rolling average calculation, which becomes effective two quarters later. This four-quarter averaging period and two-quarter lag means that when generic products first enter the market, they benefit from being able to be reimbursed at a much higher ASP relative to the actual sale price. This period of time when generic products receive higher reimbursement rates than sale price is known as “generic arbitrage,” and it can last several quarters.

•	the expected impact that generic competition will have on your results of operations and liquidity in future periods,

Company’s Response:

See note below for the Company’s response.

•	why you expect growth of net product sales for CINVANTI, despite the generic competition, and

Company’s Response:

As noted in our Form 10-Q for the period ended June 30, 2021, we believe that the most significant impact of this generic arbitrage is over and we expect growth of net product sales for our oncology care franchise in 2021 and beyond. As the financial benefit of using generic products diminishes, we anticipate an increase in demand for CINVANTI. For example, during the second quarter of 2021, CINVANTI demand increased by 22%, compared to the first quarter of 2021. Although the impact of the generic arbitrage continues to linger in certain accounts, we expect to see an estimated 5% to 10% growth in the third quarter of 2021 for our oncology care franchise net product sales, compared to net product sales for the second quarter of 2021. At this time, we are unable to reasonably quantify the impact that the lingering generic arbitrage will have on our CINVANTI sales trends with greater specificity. We will continue to consider whether we are able to reasonably quantify the impact and whether disclosure of that nature is appropriate.

•	what effect discounting vs. generic competition had on SUSTOL net product sales.

Company’s Response:

As noted in our Form 10-K for the year ended December 31, 2020, on October 1, 2019, we made a business decision to discontinue all discounting of SUSTOL to improve the reimbursement and net selling price of the product. During the period when no discounts were available for SUSTOL, purchasing SUSTOL became less attractive than other products that had lower acquisition costs, resulting in limited demand for SUSTOL. Now that we have reinstated the discounting for SUSTOL, we expect a return to growth in 2021 and beyond. During the second quarter of 2021, we had an increase in demand for SUSTOL of 108%, compared to the first quarter of 2021.

Future disclosure will include wording similar to the following, which was included in our Form 10-Q for the period ended June 30, 2021 (new disclosures are in bold):

Net Product Sales

Net product sales for the three and six months ended June 30, 2021 were $22.4 million and $42.5 million, respectively, compared to $22.7 million and $48.1 million, respectively, for the same periods in 2020. For the three and six months ended June 30, 2021, net product sales of CINVANTI were $19.7 million and $38.2 million, respectively, compared to $22.6 million and $47.8 million, respectively, for the same periods in 2020. For the three and six months ended June 30, 2021, net product sales of SUSTOL were $2.7 million and $4.3 million, respectively, compared to $0.1 million and $0.3 million, respectively, for the same periods in 2020. On October 1, 2019, we made a business decision to discontinue all discounting of SUSTOL to improve the reimbursement and net selling price of the product, which resulted in significantly lower SUSTOL net product sales in 2020. In the first quarter of 2021, we reinstated the promotion and contracting of SUSTOL, resulting in higher net product sales for the three and six months ended June 30, 2021, compared to the same periods in 2020. The decrease in net product sales of CINVANTI for the three and six months ended June 30, 2021 was due to the COVID-19 pandemic related reduction in cancer screening procedures resulting in fewer new patient treatment starts along with the lingering impact of generic arbitrage. CMS reimbursement rates for any buy-and-bill products are based on the Average Selling Price (“ASP”) of that product, including any generic products with the same J-code, plus 6%. ASP is based on a historical four-quarter rolling average calculation, which becomes effective two quarters later. This four-quarter averaging period and two-quarter lag means that when generic products first enter the market, they benefit from being able to be reimbursed at a much higher ASP relative to the actual sale price. This period of time when generic products receive higher reimbursement rates than sale price is known as “generic arbitrage,” and it can last several quarters. Generic versions of EMEND® IV (fosaprepitant) launched in September 2019 and compete with CINVANTI. Although the impact of this generic arbitrage continues to linger in certain accounts, we expect growth of net product sales for our oncology care franchise in 2021 and beyond.

Notes to Consolidated Financial Statements

6. Commitments and Contingencies

Development Agreements, page 96

2. You state that in some of your development agreements with contract manufacturing organizations, you are required to meet minimum purchase obligations. We note that net product sales declined significantly from 2019 to 2020 and net product sales have continued to decline in the first quarter of 2021 compared to the quarter ended March 31, 2020. On page 75 you disclose that total purchase obligations of $43.9 million were not included in your consolidated financial statements for the year ended December 31, 2020. Please address the following:

•	Tell us if the $43.9 million represents the shortfall of the 2020 purchase obligations, and if so, why that amount is not required to be disclosed in the notes to the financial statements.

Company’s Response:

The $43.9 million does not represent a shortfall of the Company’s 2020 purchase obligations. The $43.9 million purchase obligations primarily consisted of commitments related to the manufacturing of ZYNRELEF and CINVANTI. ZYNRELEF was approved by the U.S. Food and Drug Administration in May 2021 and the product became commercially available in the U.S. on July 1, 2021. Although we saw a decline in sales for both CINVANTI and SUSTOL during 2020 as compared to 2019, for the reasons stated above we believe our oncology care franchise net product sales will continue to grow in 2021 and beyond. Despite the decline in sales during 2020, we did not have any shortfalls with respect to our minimum purchase obligations for CINVANTI or SUSTOL.

•	Clarify if you continue to have a shortfall in purchase obligations and the status of those minimum purchase obligations at each balance sheet date.

Company’s Response:

For the years ended December 31, 2019 and 2020, the Company did not have any shortfalls in its minimum purchase obligations.

•

Tell us why the minimum purchase obligations are not required to be disclosed in the notes to the financial statements pursuant to ASC 440-10-50. In this respect, it does not appear that an estimate is required to be made with “certainty”.

Company’s Response:

Regulation S-K Item 303(a)(5) requires broad disclosure of the Company’s unconditional purchase obligations within the MD&A, regardless of the specific terms of such obligations. However, ASC 440-10-50-4 only requires footnote disclosure of our unconditional purchase obligations that meet all three criteria set forth in ASC Topic 440-10-50-2. Of the $43.9 million of purchase obligations disclosed on page 75, only $0.6 million had a remaining term of more than one year (criteria 3), however, this obligation did not meet criteria 2 of ASC Topic 440-10-50-2. As such, we did not include any additional disclosure in our Notes to Consolidated Financial Statements within our Form 10-K for the year ended December 31, 2020.

The Company acknowledges that information regarding purchase obligations is relevant to investors in understanding our business. In response to the Staff’s comments, and in an effort to further enhance the transparency of our footnote disclosures, the Company will enhance its footnote disclosure in future filings to include disclosure of all unconditional purchase obligations. Future disclosure will include wording similar to the following:

At [Date], purchase obligations primarily consisted of non-cancellable commitments with third-party manufacturers in connection with the manufacturing of our commercial products. Total purchase obligations of [Amount] were not included in our consolidated financial statements for the year ended [Date] and are due within [period of time].

•

Tell us if there are any penalties related to failing to meet the minimum purchase obligations and how failure to meet those purchase obligations has or may affect your results operations and financial condition.

Company’s Response:

As noted above, the Company did not have any shortfalls related to its minimum purchase commitments. As such, there were no penalties related to these obligations.

If you have any questions or require additional information concerning the above, please do not hesitate to contact me at (858) 251-4460 or Ryan Murr at (415) 393-8373.

Sincerely,

/s/ Lisa Peraza

Lisa Peraza

Vice President, Chief Accounting Officer

cc:	David Szekeres, Executive Vice President, Chief Operating Officer
Ryan Murr, Gibson, Dunn & Crutcher LLP